

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via Email
Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re: First BanCorp.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-176469**

Dear Mr. Odell:

We have reviewed your response letter dated September 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 24, 2011

General

1. We note your response to comment 1 in our letter dated August 30, 2011. In particular, we note your reliance on the guidance with respect to concurrent private and public offerings in Securities Act Release No. 8828 (Aug. 3, 2007) and the staff's related guidance in C&DI – Securities Act Sections, Question 139.25. Since this guidance applies only in the specific situation of concurrent public and private offerings, please tell us why you believe this guidance is applicable to your specific situation. In your response, please address Release No. 8828, note 122, and C&DI – Securities Act Sections, Question 134.02.

2. It appears based on your response to comment 1 in our letter dated August 30, 2011 that the sales to THL, Oaktree and the other institutional investors are being conducted in

reliance on the exemption from registration provided in Section 4(2) of the Securities Act. Please tell us why the last full paragraph on page 4 of your response letter refers to Regulation S. If you intend to rely on that exemption, please provide us with your analysis explaining its applicability in the context of the offers and sales to the investors. In addition, provide us with copies of the private placement memorandum and/or other soliciting materials used in connection with the offers and sales to THL, Oak Tree and the other institutional investors.

3. We note that the August 23, 2011 special meeting was adjourned to September 9, 2011 to provide the company with additional time to solicit proxies from its stockholders to establish a quorum. It appears that the adjournment was an inappropriate use of discretionary authority under Rule 14a-4(c). Please revise the registration statement to include a risk factor addressing any material risks related to the inappropriate use of discretionary authority.

Exhibits

4. Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: Linda L. Griggs
       Sean M. Donahue
          Morgan, Lewis & Bockius LLP